Exhibit 99.1

A2Z Announces Delisting from the TSXV

Tuesday, 20 February 2024 05:35 PM

TEL AVIV, ISRAEL / ACCESSWIRE / February 20, 2024 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (NASDAQ:AZ)(TSXV:AZ)($AZ), a global leader in innovative technology solutions, today announced that it has applied and received approval for a voluntary delisting of its common shares from the TSX Venture Exchange (“TSXV”). The delisting from the TSXV will not affect the Company’s listing on the NASDAQ Capital Market (the “NASDAQ”). The common shares will continue to trade on the NASDAQ under the symbol “AZ”.

The Company believes that the trading volume of its shares on the TSXV no longer justifies the expenses and administrative efforts required to maintain a dual listing. The Company also believes that delisting from the TSXV will create a central marketplace for its common shares on the NASDAQ, and ultimately benefit the long-term liquidity and shareholder value of the Company.

It is anticipated that, effective as at the close of trading on or about February 29, 2024, A2Z’s common shares will no longer be listed and posted for trading on the TSXV.

Following delisting from the TSXV, A2Z’s shareholders can trade their common shares through their brokers on NASDAQ. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on NASDAQ, A2Z’s NASDAQ listing will continue to provide shareholders with the same accessibility to trade the Company’s common shares. Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade A2Z’s shares on the NASDAQ.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

For more information on A2Z Smart Technologies Corp. (NASDAQ:AZ)(TSXV:AZ) ($AZ) and its subsidiary, Cust2mate Ltd., please visit www.a2zas.com.

Cautionary Statement Regarding Forward-looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

Company Contact Information:

Gadi Graus, President
Gadi.g@a2zas.com
+972-73-3700544

Investor Contacts:

Brett Maas, Managing Principal, Hayden IR, LLC
brett@haydenir.com
(646) 536-7331

SOURCE: A2Z Smart Technologies Corp.